UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR
For Period Ended: March 31, 2007

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I REGISTRANT INFORMATION

First United Corporation
Full Name of Registrant

Former Name if Applicable

19 South Second Street
Address of Principal Executive Office (Street and Number)

Oakland, Maryland 21550
City, State and Zip Code

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	| (a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	| (b) | | |
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	| (c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

First United Corporation is unable to prepare its Quarterly Report on Form 10-Q within the prescribed time period due to delays associated with its previously-announced decision to early adopt Statement of Financial Accounting Standards (SFAS) Numbers 159 and SFAS No. 157 and its subsequent decision to rescind that adoption.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Carissa L. Rodeheaver	301	533-2362
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

		☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

		☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In connection with its early adoption of SFAS No. 159 and SFAS No. 157, the Corporation restructured a portion of its investment portfolio by transferring available for sale investment securities with a carrying value of $76.9 million to investment securities trading effective January 1, 2007. On April 11, 2007, the Corporation sold $72.6 million of securities from “Investment securities trading (at fair value).” The proceeds from the sale of these securities were reinvested in securities having a higher average book yield. The Company classified approximately $71.6 million of the newly-purchased securities as “Investment securities available for sale”.

After its early adoption and restructuring, the Corporation was contacted by Staff of the Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) about the manner in which the Corporation intended to account for the unrealized losses attributable to the sale of the $72.6 million in securities. As a result of active dialogue with the Staff, consultation with the Corporation’s independent auditors and legal counsel, the Corporation has made the decision to rescind its early adoption of SFAS No. 159 and SFAS No. 157 and to charge unrealized losses of approximately $1.5 million to earnings for the first quarter of 2007. The recognition of this loss will constitute a significant change in results of operation from the first quarter of 2006. The foregoing is qualified in its entirety by the full period-to-period comparison that will be provided in the Corporation’s Quarterly Report on Form 10-Q to which this Form 12b-25 relates.

First United Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 10, 2007	By	/s/ Carissa L. Rodeheaver
Carissa L. Rodeheaver
Chief Financial Officer

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).